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PROSPECTUS

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, and is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

71,768,868 SHARES

ILLINOIS
SUPERCONDUCTOR
CORPORATION

COMMON STOCK

    This prospectus relates to the offer and sale from time to time of up to 71,768,868 shares of our common stock ("Common Stock"), including preferred stock purchase rights, by the selling stockholders specified in this prospectus. We have issued or will issue the shares upon conversion of senior convertible notes and exercise of certain warrants held by the selling stockholders. We will not receive any proceeds from the sale of the shares, but we will receive proceeds from the exercise of the warrants.

    Our Common Stock is traded on the National Association of Securities Dealers, Inc. over-the-counter electronic bulletin board under the symbol "ISCO.OB." On September 25, 2000, the closing price of our Common Stock as reported on the over-the-counter bulletin board was $3.25 per share. Our principal executive offices are located at 451 Kingston Court, Mt. Prospect, Illinois 60056 and our telephone number at that address is (847) 391-9400.

    AN INVESTMENT IN THE SHARES OFFERED HEREBY ENTAILS A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 3, 2000

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of two registration statements we have filed with the SEC. This prospectus does not contain all of the information contained in the registration statements or the exhibits to the registration statements. For further information about us, please see the complete registration statements. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statements for complete copies of these documents.

    We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the SEC. You may read and copy such reports, proxy statements and other information, including the registration statements and all of their exhibits, at the following SEC public reference rooms:

450 Fifth Street, N.W.	Seven World Trade Center	Citicorp Center
Judiciary Plaza	Suite 1300	500 West Madison Street
Room 1024	New York, NY 10048	Suite 1400
Washington, D.C. 20549		Chicago, IL 60661

    You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statements of which this prospectus forms a part and the documents incorporated by reference that are listed below, are also available from the SEC's Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

    The SEC allows us to "incorporate by reference" into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

    We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act:

     1. The Annual Report on Form 10-K for our fiscal year ended December 31, 1999;

     2. The Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

     3. The Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

     4. The Company's Definitive Additional Proxy Materials filed June 9, 2000.

     5. A copy of the Company's Current Report on Form 8-K filed on July 7, 2000 reporting on the postponement of the Company's annual stockholders meeting and the forbearance by the Selling Stockholders of their rights to demand redemption of certain senior convertible notes.

     6. A copy of the Company's current report on Form 8-K filed on July 18, 2000 announcing that at its annual stockholders meeting, the Company's stockholders approved all of the proposals contained in the Company's proxy materials.

     7. A copy of the Company's current report on Form 8-K filed on August 7, 2000 announcing that the Company has opened an office in Japan with the assistance of CTR Ventures KK.

     8. A copy of the Company's current report on Form 8-K filed on August 10, 2000, and the related report on Form 8-K filed on August 23, announcing that the Company acquired Spectral

Solutions, Inc. pursuant to the Agreement and Plan of Merger dated May 17, 2000 by and among the Company, SSI Acquisition Corp., SSI and certain shareholders of SSI.

     9. A copy of the Company's current report on Form 8-K filed on August 14, 2000 reporting on the Company's earnings for the second quarter 2000.

    10. A copy of the Company's current report on Form 8-K filed on September 22, 2000, reporting on an initial order for the deployment of HTS filter systems by Telefonica, a telecommunications operating company in Spain.

    The documents incorporated by reference in this prospectus that are not delivered with this prospectus may be obtained from us without charge. You may obtain these documents incorporated by reference in this prospectus by telephoning us at (847) 391-9400 or writing us at the following address:

              Corporate Secretary
              Illinois Superconductor Corporation
              451 Kingston Court
              Mt. Prospect, Illinois 60056

    Our Web site is located at http://www.ilsc.com. Information contained in our Web site is not a part of this prospectus.

RECENT DEVELOPMENTS

    Acquisition of SSI

    On August 8, 2000, Illinois Superconductor Corporation (the "Company") acquired Spectral Solutions, Inc. ("SSI"), through the merger (the "Merger") of SSI with and into SSI Acquisition Corp., a wholly-owned subsidiary of the Company.

    SSI develops cryogenic superconducting radio frequency ("RF") front-end systems for the wireless industry. SSI recently introduced the industry's first commercial tower-mounted superconducting system incorporating a superconducting receiver filter and a cryogenic low-noise amplifier. SSI has pioneered the development of a super-cooled receive enhancer that can significantly expand a wireless network's coverage and call quality. Combining the latest in advanced filtering and low noise amplifier technologies, SSI offers the first self-contained, high volume manufacturable, tower-top unit that operates in all weather conditions. SSI maintains a website at http://www.spectralsolutions.com.

    SSI is the successor to the business of Superconducting Core Technologies, Inc. ("SCT"). SCT was founded in the late 1980s at about the time high temperature superconducting was first discovered. SCT in February 1998 ceased commercial operation, and filed for bankruptcy protection in September 1998. SSI purchased all of SCT's assets out of bankruptcy and succeeded to its businesses in April 1999.

    Upon consummation of the Merger SSI, as the surviving entity, became a wholly-owned subsidiary of the Company. Pursuant to the merger agreement (the "Merger Agreement"), the Company acquired 100% of the outstanding stock of SSI in exchange for approximately 3,500,000 shares of common stock of the Company (including shares reserved for SSI stock options and 111,111 shares issuable to Falkenberg Capital, SSI's financial advisor). The total purchase price for SSI was approximately $14,325,500, based on the $4.093 per share closing price of the Company's stock on August 8, 2000.

    Pursuant to the Merger Agreement, the Company filed a registration statement with respect to the shares of the Company's Common Stock issued to SSI security holders, and is obligated to use commercially reasonable efforts to cause such registration statement to be promptly declared effective and remain effective until August 8, 2003.

    Pursuant to the Merger Agreement, SSI and its principal stockholders (the "Principal Stockholders") have agreed to indemnify the Company, its subsidiaries and certain related parties for certain liabilities arising out of any breach by SSI and the Principal Stockholders of any representation, warranty or covenant of SSI or Principal Stockholders in the Merger Agreement or any other document delivered by SSI or a Principal Stockholder(s) pursuant to the Merger Agreement. The Company has agreed to indemnify SSI, the Principal Stockholders and certain related parties for certain liabilities arising out of the Company's breach of any representation, warranty or covenant of the Company in the Merger Agreement or any other document delivered by the Company pursuant to the Merger Agreement. With certain exceptions relating to taxes, employment matters, organization, ownership, and certain other matters, the right of any party to indemnity under the Merger Agreement will expire upon the earlier of March 31, 2001, or 30 days after delivery to the Company by its auditors of audited financial statements of the surviving entity for calendar year 2000. No indemnity claims will be permitted until the aggregate amount of claims exceed $650,000, but then the applicable party shall be entitled to recover the full amount of damages. Furthermore, each of the Principal Stockholders will generally not be required to make any payments for indemnification in an aggregate amount in excess of the fair market value of the Company's common stock (as of the date such damages are paid) received by such Principal Stockholder pursuant to the Merger Agreement plus the proceeds of any sale of the Company's common stock received pursuant to the Merger.

    As a result of this transaction, SSI became a wholly-owned subsidiary of the Company. The Company has also added to its board of directors Dr. Richard Herring, former President of SSI.

    Opening of Japanese Office

    On August 3, 2000 the Company announced that it was opening an office in Japan with the assistance of CTR Ventures KK, its president Derek Schneideman, and Dr. Philip Parker.

    Annual Stockholders' Meeting

    At the Company's annual stockholders meeting held July 18, 2000, the Company's stockholders approved:

    1.  the election of Dr. George Calhoun and Mr. Samuel Perlman to the Company's Board of Directors, for a term expiring at the Company's annual stockholders meeting in 2003, or until their successors are duly elected and qualify;

    2.  an amendment to the Company's Certificate of Incorporation increasing the authorized share capital of the Company to 250,300,000 shares, of which 250,000,000 shares are designated Common Stock and of which 300,000 shares are designated Preferred Stock;

    3.  an amendment to the Company's Amended and Restated 1993 Stock Option Plan which, among other things, increases the maximum number of shares for which stock options may be granted to any individual during any calendar year, and provides for an additional 3,500,000 shares to be reserved for issuance under the Plan.

    4.  the appointment of Ernst & Young LLP as the independent auditors of the Company's financial statements for the fiscal year ending December 31, 2000.

    Additional Investment

    On March 27, 2000, pursuant to a letter agreement (the "Letter Agreement") dated November 5, 1999 between the Company and Elliott Associates, L.P. ("Elliott Associates"), Westgate International, L.P. ("Westgate") and Alexander Finance, L.P. (collectively, the "Investors") in connection with a $1 million financing transaction (the "November 1999 Financing"), the Investors invested an additional

$4 million in the Company (the "March Financing") and received warrants and convertible notes on the same terms as the warrants and convertible notes issued in the November Financing.

    The terms of the Letter Agreement and the November 1999 and March Financings, as well as a related financing completed December 28, 1999 (the "December 1999 Financing") are described below in greater detail under "Risk Factors — Substantial Number of Shares Eligible for Future Sale; Dilution."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Because we want to provide you with more meaningful and useful information, this prospectus contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding our future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth under the caption "Risk Factors," which could cause our actual results, performance or achievements for 2000 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

    An investment in the shares of our Common Stock entails a high degree of risk. You should carefully consider the following risks and uncertainties, and all other information contained or incorporated by reference in this prospectus, before purchasing the shares of our Common Stock offered by this prospectus. Any of the following risks could materially adversely affect our business, operating results or financial condition and could result in a complete loss of your investment.

    The following factors, in addition to the other information contained elsewhere herein, should be considered carefully in evaluating the Company and its business.

Future Capital Needs and Delisting of Common Stock

    To date, the Company has financed its operations primarily through public and private equity and debt financings. Despite the new issuance of Senior Convertible Notes in March 2000, the Company believes that during the fourth quarter of 2000, it will require substantial additional funds to finance its operations and to re-pay or re-finance $6.2 million of Senior Convertible Notes due January 2, 2001, if such Notes are not converted by that date. In addition, the Company's outstanding debt instruments contain certain restrictions which may adversely impair the Company's ability to obtain additional financing. See "Substantial Leverage; Restrictions Contained in Debt Instruments" below. If additional funds are raised by issuing other equity or convertible debt securities, further dilution to existing or future stockholders is likely to result. If adequate funds are not available on acceptable terms when needed, the Company would be required to substantially delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products and research and development programs, or may be required to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or potential products that the Company would not otherwise relinquish. This would materially adversely affect the Company's business, operating results and financial condition. Inadequate funding also could impair the Company's ability to compete in the marketplace.

    The Company regularly examines opportunities to expand its technology base and product line through means such as licenses, joint ventures and acquisitions of assets or ongoing businesses, and may issue securities in connection with such transactions. The acquisition of SSI is one such transaction. No commitments to enter into or pursue any other such transactions have been made at this time, and any such discussions may not result in any other such transaction being concluded.

    The Common Stock is not listed on the Nasdaq Stock Market. Instead, the Common Stock trades in the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. electronic bulletin board. These sources do not provide the same type of trading information as Nasdaq, and the over-the-counter market does not provide the same liquidity for trading as Nasdaq.

    The Company has applied to have its Common Stock listed on the Nasdaq SmallCap Market. There can be no assurance, however, whether or when the application will be approved and the Common Stock listed.

Uncertain Market Acceptance of Superconducting Telecommunications Products

    The Company's radio frequency ("RF") filter products, which are based on the Company's high temperature superconductor ("HTS") technology, have not been sold in very large quantities and a sufficient market may not develop for the Company's products. The Company's customers establish demanding specifications for performance and reliability. The Company's RF filter products may not continue to meet product performance and reliability criteria set by cellular and Personal Communications Services ("PCS") service providers. Also, the Company's products may not operate reliably on a long-term basis, the Company may be unable to manufacture adequate quantities of any products it develops at commercially acceptable costs or on a timely basis, or the Company's current or future products may not achieve market acceptance. The Company has experienced, and may continue to experience, quarterly fluctuations in its results of operations as its RF filter products attempt to gain market acceptance while being subject to the lengthy purchase processes of customers. Failure to successfully develop, manufacture and commercialize products on a timely and cost-effective basis will have a material adverse effect on the Company's business, operating results and financial condition.

Limited Operating History; History of Losses; and Uncertainty of Financial Results

    The Company was founded in October 1989 and through 1996 was engaged principally in research and development ("R&D"), product testing, manufacturing, marketing and sales activities. The Company has only recently begun to generate significant revenues from the sale of its RF filter products. Prior to the commencement of these sales, the majority of the Company's revenues were derived from R&D contracts, primarily from the U.S. government. The Company does not expect revenues to increase dramatically until it ships a significantly larger amount of its RF products. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. SSI has a similar operating history, and the integration of SSI's business with the Company will also be time consuming and potentially costly. The Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of product commercialization.

    The Company and SSI have each incurred substantial net losses in each year since their inception. The Company expects to continue to incur operating losses through at least the end of 2000 as it continues to devote significant financial resources to its product development, manufacturing, marketing and sales efforts. Even if the Company is able to overcome the significant remaining manufacturing and marketing hurdles necessary to sell large quantities of its RF filter products, the Company may never achieve a profitable level of operations or, if profitability is achieved, it may not be sustained.

    The Company's customers are highly concentrated. The loss of an individual customer may have a material adverse effect on the Company's business. The wireless telecommunications market is currently experiencing an increasing rate of consolidation among the largest wireless operators, which may cause a significant disruption and/or delay in the sales of the Company's products. In order to continue to grow revenues, the Company may be required to further reduce the prices of its products. In the event of further price reductions, the Company may not be able to reduce product costs sufficiently to achieve acceptable product margins.

Certain Risks Associated with SSI Transaction

    There are certain risks associated with the SSI transaction, including the risk that that the Company and SSI will not be able to successfully integrate their businesses. SSI develops and manufactures primarily "thin-film" applications for the wireless industry. The Company has concentrated its manufacturing and marketing efforts to date on "thick-film" applications, and there can be no assurance that the Company will successfully integrate thin-film technology into its product offerings. There is also no assurance that the Company will be able to achieve the synergies it believes will result from the acquisition of SSI.

Substantial Leverage; Restrictions Contained in Debt Instruments

    The Company is substantially leveraged. The degree to which the Company is leveraged may adversely affect the Company's ability to finance its future operations, to compete effectively against better capitalized competitors and to withstand downturns in its business or the economy generally. Although the Company's outstanding Notes (as defined below under "Substantial Number of Shares Eligible for Future Sale; Dilution") currently permit, subject to certain restrictions, the Company to pay accrued interest on such securities in shares of Common Stock, the Company may not be permitted to do so in the future. If the Company is no longer permitted to pay accrued interest on the Notes in shares of Common Stock, the Company may not be successful in generating sufficient cash flows from its operations or raising additional equity or debt financing sufficient to enable it to pay such interest in cash. In addition, the Company's outstanding Notes contain restrictions that may adversely affect the Company's ability to raise additional equity or debt financing. Under the Notes, the Company is not permitted, without the prior approval of the holders of the Notes, (i) to incur any additional indebtedness (other than pursuant to a working capital line of credit in an amount not to exceed $1 million or to trade creditors in the ordinary course of business) or to create any lien, pledge, or encumbrance, subject to certain exceptions, on any assets of the Company, (ii) for so long as a significant portion of the Notes remain outstanding, to engage in certain sale or merger transactions, or to engage in certain other transactions which require the approval of the Company's stockholders, or (iii) to redeem, purchase or otherwise acquire any equity or debt securities of the Company which are junior in rights or preferences to the Notes, or to pay any dividend (other than in shares of Common Stock) with respect to such securities. In addition, in the event that the Company fails to achieve break-even or positive operating income during the second quarter of 2001, the Notes may become immediately due and payable unless the holders thereof agree to modify or waive such provision. Under the Letter Agreement, the Investors have the right to designate up to two-thirds of the Company's board of directors.

Volatility of Common Stock Price

    The market price of the Common Stock, like that of many other high-technology companies, has fluctuated significantly and is likely to continue to fluctuate in the future. Since January 1, 1999 and through September 25, 2000, the closing price of the Common Stock has ranged from a low of $0.3438 per share to a high of $39.00 per share. Announcements by the Company or others regarding the receipt of customer orders, quarterly variations in operating results, additional equity or debt financings, changes in recommendations of securities analysts, results of customer field trials, scientific discoveries, technological innovations, litigation, product developments, patent or proprietary rights, government regulation and general market conditions may have a significant impact on the market price of the Common Stock. In addition, fluctuations in the price of the Common Stock could affect the Company's ability to have the Common Stock accepted for listing on a securities market or exchange.

Limited Experience in Manufacturing, Marketing and Sales

    For the Company to be financially successful, it must manufacture its products in substantial quantities, at acceptable costs and on a timely basis. Although the Company to date has produced limited quantities of its products for commercial installations and for use in development and customer field trial programs, production of large quantities at competitive costs presents a number of technological and engineering challenges for the Company. The Company may be unable to manufacture such products in sufficient volume. The Company has limited experience in manufacturing, and substantial costs and expenses may be incurred in connection with attempts to manufacture larger quantities of the Company's products. The Company may be unable to make the transition to large scale commercial production successfully.

    The Company's marketing and sales experience to date is very limited. The Company will be required to further develop its marketing and sales force in order to effectively demonstrate the advantages of its products over more traditional products, as well as competitive superconductive products. The Company may also elect to enter into agreements or relationships with third parties regarding the commercialization or marketing of its products. If the Company enters into such agreements or relationships, it will be substantially dependent upon the efforts of others in deriving commercial benefits from its products. The Company may be unable to establish adequate sales and distribution capabilities, it may be unable to enter into marketing agreements or relationships with third parties on financially acceptable terms, and any third parties with whom it enters into such arrangements may not be successful in marketing the Company's products.

    To date, the Company's products have been installed in over 300 cell sites with a wide geographic dispersion. Although the Company's products have not experienced any significant reliability problems to date, the Company's products may develop quality problems in the future. Repeated or widespread quality problems could result in significant warranty expenses and/or the loss of customer confidence. The occurrence of such quality problems could have a material adverse effect on the Company's business, operating results and financial condition.

Competition

    The wireless telecommunications equipment market is very competitive. The Company's products compete directly with products which embody existing and future competing commercial technologies. In particular, in cellular and PCS telecommunications applications, the Company competes with conventional RF component manufacturers whose products are currently in use by the Company's potential customers. Many of these companies have substantially greater financial resources, larger R&D staffs and greater manufacturing and marketing capabilities than the Company. Other emerging wireless technologies, including "smart antennas" and tower mounted amplifiers, may also provide protection from RF interference and offer enhanced range to cellular and PCS service providers at lower prices and/or superior performance, and may therefore compete with the Company's products. High performance RF filters may not become a preferred technology to address the needs of cellular and PCS service providers. Failure of the Company's products to improve performance sufficiently, reliably, or at an acceptable price or to achieve commercial acceptance or otherwise compete with conventional and new technologies will have a material adverse effect on the Company's business, operating results and financial condition.

    Although the market for superconductive electronics currently is small and in the early stages of development, the Company believes it will become intensely competitive, especially if products with significant market potential are successfully developed. In addition, if the superconducting industry develops, additional competitors with significantly greater resources are likely to enter the field. In order to compete successfully, the Company must continue to develop and maintain technologically advanced products, reduce production costs, attract and retain highly qualified personnel, obtain additional patent or other protection for its technology and products and manufacture and market its products, either alone or with third parties. The Company may be unable to achieve these objectives. Failure to achieve these objectives would have a material adverse effect on the Company's business, operating results and financial condition.

    In the past, the Company has had some success in increasing sales through pricing strategies pursuant to which it reduced the prices for all of its products. Such growth, however, was not consistently sustained. Similarly, the Company may not be able to continue to reduce product costs sufficiently to achieve and maintain acceptable profit margins.

Management of Growth

    The Company's growth to date has caused, and will continue to cause, a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to product development and marketing and sales efforts could have an adverse effect on the Company's financial performance in the next several fiscal quarters. If the Company were to receive substantial orders, the Company may have to expand its current facility, which could cause an additional strain on the Company's management personnel and development resources. The failure of the Company's management team to effectively manage growth could have a material adverse effect on the Company's business, operating results and financial condition.

Rapid Technological Change; Possible Pursuit of Other Market Opportunities

    The field of superconductivity is characterized by rapidly advancing technology. The success of the Company will depend in large part upon its ability to keep pace with advancing superconducting technology, high performance RF filter design and efficient, low cost cryogenic technologies. Rapid changes have occurred, and are likely to continue to occur, in the development of superconducting materials and processes. The Company's development efforts may be rendered obsolete by the adoption of alternative solutions to current wireless operator problems or by technological advances made by others. In addition, other materials or processes, including other superconducting materials or fabrication processes, may prove more advantageous for the commercialization of high performance wireless products than the materials and processes selected by the Company.

    Because HTS product development is a new and emerging field, there may in the future be new opportunities that are more attractive than those initially identified by the Company for its targeted markets. As a result, the Company may elect in the future to commit its resources to such other potentially more attractive market opportunities. Such election may require the Company to limit or abandon its current focus on developing, manufacturing, marketing and selling HTS products for cellular, PCS and other telecommunications markets. The risks associated with other markets may be different from the risks associated with the cellular, PCS and other wireless telecommunications markets.

Focus on Wireless Telecommunications Market; Current and Future Competitive Technologies

    The Company has selected the wireless telecommunications market, in particular the cellular and PCS markets, as the first principal target market for its superconductor-based products. The devotion of substantial resources to the wireless telecommunications market makes the Company vulnerable to adverse changes in this market. Adverse developments in the wireless telecommunications market, which could come from a variety of sources, including future competition, new technologies or regulatory decisions, could affect the competitive position of wireless systems. Any adverse developments in the wireless telecommunications market during the foreseeable future would have a material adverse effect on the Company's business, operating results and financial condition.

    The Federal Communications Commission ("FCC") has adopted rules that provide preferential licensing treatment for parties that develop new communications services and technologies. These developments and further technological advances may make available other alternatives to cellular or PCS service, thereby creating additional sources of competition. Competition to cellular or PCS technologies could adversely affect the market for the Company's products, or result in changes in the Company's development and manufacturing programs.

Dependence on a Limited Number of Customers

    To date, the Company's marketing and sales efforts have focused on major cellular service providers in retrofit applications and, to a lesser extent, on PCS operators and cellular and PCS original equipment manufacturers. During 1999, sales to three of the Company's customers accounted for over 65% of the Company's total revenues for 1999. Sales to these customers accounted for over 79% of the Company's total revenues in the first six months of 2000. The Company expects that if its RF filter products achieve market acceptance, a limited number of wireless service providers and Original Equipment Manufacturers ("OEMs") will account for a substantial portion of its revenue during any period. Sales of many of the Company's RF filter products depend in significant part upon the decision of prospective customers and current customers to adopt and expand their use of the Company's products. Wireless service providers and the Company's other customers are significantly larger than, and are able to exert a high degree of influence over, the Company. Customers' orders are affected by a variety of factors such as new product introductions, regulatory approvals, end user demand for wireless services, customer budgeting cycles, inventory levels, customer integration requirements, competitive conditions and general economic conditions. The loss of one or more of the Company's customers or the failure to attract new customers would have a material adverse effect on the Company's business, operating results and financial condition.

Lengthy Sales Cycles

    Wireless service providers, wireless equipment OEMs and the Company's other customers are significantly larger than, and are able to exert a high degree of influence over, the Company. Prior to selling its products to these customers, the Company must generally undergo lengthy approval and purchase processes. Technical and business evaluation by potential customers can take up to a year or more for products based on new technologies such as HTS. The length of the approval process is affected by a number of factors, including, among others, the complexity of the product involved, priorities of the customers, budgets and regulatory issues affecting customers. The Company may not obtain the necessary approvals or ensuing sales of such products may not occur. The length of the Company's customers' approval process or delays could have a material adverse effect on the Company's business, operating results and financial condition.

Dependence on Limited Sources of Supply

    Certain parts and components used in the Company's RF filter products, including substrates, vacuum components, and cryogenic refrigerators, are only available from a limited number of sources. The Company's reliance on these limited source suppliers exposes the Company to certain risks and uncertainties, including the possibility of a shortage or discontinuation of certain key components and reduced control over delivery schedules, manufacturing capabilities, quality and costs. Any reduced availability of such parts or components when required could materially impair the Company's ability to manufacture and deliver its products on a timely basis and result in the cancellation of orders, which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the purchase of certain key components involves long lead times and, in the event of unanticipated increases in demand for the Company's products, the Company may be unable to manufacture products in a quantity sufficient to meet its customers' demand in any particular period. The Company has no guaranteed supply arrangements with its limited source suppliers, does not maintain an extensive inventory of parts or components, and customarily purchases parts and components pursuant to purchase orders placed from time to time in the ordinary course of business.

    To satisfy customer requirements, the Company may be required to stock certain long lead time parts in anticipation of future orders. The failure of such orders to materialize as forecasted could limit resources available for other important purposes or accelerate the Company's requirement for additional funds. In addition, such excess inventory could become obsolete which would adversely affect the Company's financial performance. Business disruption, production shortfalls or financial difficulties of a limited source supplier could materially and adversely effect the Company by increasing product costs or reducing or eliminating the availability of such parts or components. In such events, the inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products on a timely basis and could have a material adverse effect on its business, operating results and financial condition.

Intellectual Property and Patents

    The Company's success will depend in part on its ability to obtain patent protection for its products and processes, to preserve its trade secrets and to operate without infringing upon the patent or other proprietary rights of others and without breaching or otherwise losing rights in the technology licenses upon which any Company products are based. As of September 18, 2000, the Company had been issued more than 30 U.S. patents, had filed and was actively pursuing applications for ten other

U.S. patents, and was the licensee of 10 U.S. patents and patent applications held by others. One of the Company's patents is jointly owned with Lucent Technologies, Inc. The Company believes that, since the discovery of HTS materials in 1986, a large number of patent applications have been filed worldwide and many patents have been granted in the U.S. relating to HTS materials. The claims in those patents often appear to overlap and there are interference proceedings pending in the United States Patent and Trademark Office (not currently involving the Company) regarding rights to inventions claimed in some of the HTS materials patent applications. The Company also believes there are a large number of patents and patent applications covering RF filter products and other products and technologies that the Company is pursuing. Accordingly, the patent positions of companies using HTS materials technologies and RF technologies, including the Company, are uncertain and involve complex legal and factual questions. The patent applications filed by the Company or by the Company's licensors may not result in issued patents or the scope and breadth of any claims allowed in any patents issued to the Company or its licensors may not exclude competitors or provide competitive advantages to the Company. In addition, patents issued to the Company or its licensors may not be held valid if subsequently challenged or others may claim rights in the patents and other proprietary technologies owned or licensed by the Company. Others may have developed or may in the future develop similar products or technologies without violating any of the Company's proprietary rights. Furthermore, the Company's loss of any license to technology that it now has or acquires in the future may have a material adverse effect on the Company's business, operating results and financial condition.

    Some of the patents and patent applications owned or licensed by the Company are subject to non-exclusive, royalty-free licenses held by various governmental units. These licenses permit these U.S. government units to select vendors other than the Company to produce products for the U.S. Government which would otherwise infringe the Company's patent rights which are subject to the royalty-free licenses. In addition, the U.S. Government has the right to require the Company to grant licenses (including exclusive licenses) under such patents and patent applications or other inventions to third parties in certain instances.

    Patent applications in the U.S. are currently maintained in secrecy until patents are issued. In foreign countries, this secrecy is maintained for a period of time after filing. Accordingly, publication of discoveries in the scientific literature or of patents themselves or laying open of patent applications in foreign countries tends to lag behind actual discoveries and filing of related patent applications. Due to this factor and the large number of patents and patent applications related to HTS materials, RF technologies and other products and technologies that the Company is pursuing, comprehensive patent searches and analyses associated with HTS materials, RF technologies and other products and technologies that the Company is pursuing are often impractical or not cost-effective. As a result, the Company's patent and literature searches cannot fully evaluate the patentability of the claims in the Company's patent applications or whether materials or processes used by the Company for its planned products infringe or will infringe upon existing technologies described in U.S. patents or may infringe upon claims in patent applications made available in the future. Because of the volume of patents issued and patent applications filed relating to HTS materials, RF technologies and other products and technologies that the Company is pursuing, the Company believes there is a significant risk that current and potential competitors and other third-parties have filed or will file patent applications for, or have obtained or will obtain, patents or other proprietary rights relating to materials, products or processes used or proposed to be used by the Company. In any such case, to avoid infringement, the Company would have to either license such technologies or design around any such patents. The Company may be unable to obtain licenses to such technologies or, if obtainable, such licenses may not be available on terms acceptable to the Company or the Company may be unable to successfully design around these third-party patents.

    Participation in litigation or patent office proceedings in the U.S. or other countries, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued or licensed to the Company, to defend the Company against infringement claims made by others or to determine the ownership, scope or validity of the proprietary rights of the Company and others. The parties to such litigation may be larger, better capitalized than the Company and better able to support the cost of litigation. An adverse outcome in any such proceedings could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and/or require the Company to cease using certain technologies, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

    The Company believes that a number of patent applications, including applications filed by International Business Machines Corporation, Lucent Technologies, Inc., and other potential competitors of the Company are pending that may cover the useful compositions and uses of certain HTS materials including yttrium barium copper oxide ("YBCO"), the principal HTS material used by the Company in its present and currently proposed products. Therefore, there is a substantial risk that one or more third parties may be granted patents covering YBCO and other HTS materials and their uses, in which case the Company could not use these materials without an appropriate license. As with other patents, the Company has no assurance that it will be able to obtain licenses to any such patents for YBCO or other HTS materials or their uses or that such licenses would be available on commercially reasonable terms. Any of these problems would have a material adverse effect on the Company's business, operating results and financial condition.

Government Regulations

    Although the Company believes that its wireless telecommunications products themselves would not be subject to licensing by, or approval requirements of, the FCC, the operation of base stations is subject to FCC licensing and the radio equipment into which the Company's products would be incorporated is subject to FCC approval. Base stations and the equipment marketed for use therein must meet specified technical standards. The Company's ability to sell its wireless telecommunications products is dependent on the ability of wireless base station equipment manufacturers and wireless base station operators to obtain and retain the necessary FCC approvals and licenses. In order for them to be acceptable to base station equipment manufacturers and to base station operators, the characteristics, quality and reliability of the Company's base station products must enable them to meet FCC technical standards. Any failure to meet such standards or delays by base station equipment manufacturers and wireless base station operators in obtaining the necessary approvals or licenses could have a material adverse effect on the Company's business, operating results and financial condition. In addition, HTS RF filters are on the U.S. Department of Commerce's export regulation list. Therefore, exportation of such RF filters to certain countries may be restricted or subject to export licenses.

    The Company is subject to governmental labor, safety and discrimination laws and regulations with substantial penalties for violations. In addition, employees and others may bring suit against the Company for perceived violations of such laws and regulations. Defense against such complaints could result in significant legal costs for the Company. Although the Company endeavors to comply with all applicable laws and regulations, it may be the subject of complaints in the future which could have material adverse effect on the Company's business, operating results and financial condition.

    The Company uses certain hazardous materials in its research, development and manufacturing operations. As a result, the Company is subject to stringent federal, state and local regulations governing the storage, use and disposal of such materials. It is possible that current or future laws and regulations could require the Company to make substantial expenditures for preventive or remedial action, reduction of chemical exposure, or waste treatment or disposal. The Company believes it is in material compliance with all environmental regulations and to date the Company has not had to incur significant expenditures for preventive or remedial action with respect to the use of hazardous materials. However, the operations, business or assets of the Company could be materially and adversely affected by the interpretation and enforcement of current or future environmental laws and regulations. In addition, although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, there is the risk of accidental contamination or injury from these materials. In the event of an accident, the Company could be held liable for any damages that result. Furthermore, the use and disposal of hazardous materials involves the risk that the Company could incur substantial expenditures for such preventive or remedial actions. The liability in the event of an accident or the costs of such actions could exceed the Company's resources or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. The Company carries property and workman's compensation insurances in full force and effect through nationally known carriers which include pollution cleanup or removal and medical claims for industrial incidents.

Dependence on Key Personnel

    The Company's success will depend in large part upon its ability to attract and retain highly qualified management, administrative, manufacturing, marketing, sales and R&D personnel. Due to the specialized nature of the Company's business, it may be difficult to locate and hire qualified personnel. The loss of services of one of its executive officers or other key personnel, or the failure of the Company to attract and retain other executive officers or key personnel, could have a material adverse effect on the Company's business, operating results and financial condition.

International Operations

    The Company is in discussions with several companies in non-U.S. markets, in particular in Japan and other parts of Asia, to form joint ventures or other marketing and consulting arrangements in order to increase sales of the Company's products in these markets. One result of these discussions is the opening of a Japanese office in Japan. The Company believes that non-U.S. markets could provide a substantial source of revenue in the future. However, there are certain risks applicable to doing business in foreign markets that are not applicable to companies doing business solely in the U.S. For example, the Company will be subject to risks related to fluctuations in the exchange rate between the U.S. dollar and foreign currencies in countries in which the Company does business. In addition, the Company will be subject to the additional laws and regulations of these foreign jurisdictions, some of which laws and regulations might be substantially more restrictive than similar U.S. ones. Foreign jurisdictions may also provide less patent protection than is available in the U.S., and the Company may be less able to protect its intellectual property from misappropriation and infringement in these foreign markets.

Substantial Number of Shares Eligible for Future Sale; Dilution

    Under the Letter Agreement dated November 5, 1999 and related agreements between the Company and the Investors, the Company received $1 million in the November 1999 Financing, $1 million in the December 1999 Financing, and $4 million in the March Financing, in exchange for:

  •
  $6.0 million in aggregate principal amount of senior convertible notes, bearing annual interest at 10% payable in kind or, at the Company's option, in cash (unless the Company does not meet certain requirements commencing November 5, 2000, in which case interest must be paid in cash), which notes (the "New Notes") are convertible, based on their principal amount plus accrued interest to the extent such interest is payable in kind, into Common Stock at a conversion price of $0.25 per share, and mature on January 2, 2001; and

  •
  five-year warrants (the "New Warrants") exercisable for an aggregate of 2,400,000 shares of Common Stock at an exercise price of $0.25 per share.

Except for terms specified in the Letter Agreement, the New Notes and New Warrants have the same terms as the notes and warrants issued by the Company in March 1999.

    The Letter Agreement also reduced to $0.25 per share the conversion and exercise prices, respectively, of (i) $11.8 million in aggregate principal amount of outstanding senior convertible notes (the "Old Notes" and, together with the New Notes, the "Notes"), and (ii) warrants to acquire 4,834,782 shares (the "Old Warrants" and, together with the New Warrants, the "Warrants") held by the Investors. The Old Notes and Old Warrants originally were issued in May 1998 and March 1999 and, in the case of the Old Warrants, October 1997.

    As of September 1, 2000, the Company had (i), including the Warrants, outstanding warrants to purchase 4,876,578 shares of Common Stock at a weighted average exercise price of $0.60 per share and (ii) options to purchase 4,163,717 shares of Common Stock at a weighted average exercise price of $3.5038 per share (3,328,040 of which have not yet vested) issued to employees, directors and consultants pursuant to the Company's Amended and Restated 1993 Stock Option Plan, as amended, the Merger Agreement, and individual agreements with management and directors of the Company. In order to attract and retain key personnel, the Company may issue additional securities, including stock options, in connection with its employee benefit plans. During the terms of the Notes and such options and warrants (including the Warrants), the holders thereof are given the opportunity to benefit from a rise in the market price of the Common Stock.

    In addition, in the Merger the Company issued 3,440,526 shares of its Common Stock and options to purchase up to an additional 59,450 shares of Common Stock.

    The conversion of the Notes into, or the exercise of options and warrants (including the Warrants) for, Common Stock, as well as the sale or issuance by the Company of additional shares of Common Stock and/or rights to purchase Common Stock, would likely have, and issuance of shares pursuant to the Merger Agreement does have, an adverse or dilutive effect on the market value of the Common Stock. To this effect this offering of shares issuable upon conversion of the Notes and exercise of the Warrants could accelerate these consequences by facilitating the sale of those shares on the NASD's electronic bulletin board or in other transactions. The Company also may in the future offer equity participation in connection with the obtaining of non-equity financing, such as debt or leasing arrangements accompanied by warrants to purchase equity securities of the Company. This could also have a dilutive effect upon the holders of Common Stock.

Anti-Takeover Provisions

    The Company has certain arrangements which may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. In February 1996, the Board of Directors of the Company (the "Board of Directors") adopted a stockholders rights plan (the "Rights Plan"). By causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, the Series A Rights and Series B Rights of the Rights Plan may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company's stockholders. In addition, the Company's Certificate of Incorporation and By-Laws provide that (i) stockholder action may be taken only at stockholders meetings; (ii) the Board of Directors has authority to issue series of the Company's preferred stock with such voting rights and other powers as the Board of Directors may determine; (iii) prior specified notice must be given by a stockholder making nominations to the Board of Directors or raising business matters at stockholders meetings; and (iv) the Board of Directors is divided into three classes, each serving for staggered three-year terms. In addition, the Company's outstanding debt instruments contain provisions which may be deemed to have a potential "anti-takeover" effect. The interests of the holders of such debt instruments could conflict with the interests of the Company's stockholders. See "Substantial Leverage; Restrictions Contained in Debt Instruments" above.

USE OF PROCEEDS

    The selling stockholders will receive all of the net proceeds from the sale of their shares of our Common Stock. Accordingly, we will not receive any proceeds from the sale of the shares by the selling stockholders. If and when the selling stockholders exercise their warrants, we will receive proceeds from the sale of such warrants. We intend to use such proceeds for working capital and other general corporate purposes, including funding of our product development programs, expansion of our sales and marketing efforts, and acquisition of manufacturing equipment.

SELLING STOCKHOLDERS

    The following tables list certain information, as of September 25, 2000, regarding the beneficial ownership of our outstanding Common Stock by each of the selling stockholders, both before the offering of the shares and as adjusted to reflect the sale of the shares. The 71,768,868 shares of our Common Stock registered for public resale pursuant to this prospectus and listed under the column "Number of Shares Being Offered" include (1) 3,583,128 shares held by the selling stockholders, (2) up to 58,419,112 shares which we may issue to the selling stockholders upon conversion of $14,604,778 million aggregate face principal amount of the senior convertible notes, (3) up to 8,699,960 shares which we may issue to the selling stockholders as accrued interest upon conversion of the senior convertible notes and (4) up to 1,066,668 shares which we may issue to the selling stockholders upon exercise of warrants. The shares of our Common Stock listed under the column "Number of Shares Being Offered" assumes the accrued interest on the senior convertible notes is fully paid in shares of our Common Stock. At our option, we may pay accrued interest on the senior convertible notes in cash, quarterly in arrears, or in shares of our Common Stock, upon conversion of the senior convertible notes. However, if the Company does not meet certain requirements commencing November 5, 2000, interest on the Notes must be paid in cash. The information provided under the caption "Selling Stockholders" is based in part on information obtained from the selling stockholders.

    Pursuant to the terms of the senior convertible notes and warrants, a selling stockholder cannot convert its senior convertible notes or exercise its warrants to the extent such conversion and/or exercise would cause the number of shares of our common stock beneficially owned by such selling stockholder and its affiliates, other than shares deemed beneficially owned through ownership of unconverted senior convertible notes and unexercised warrants, to exceed a certain percentage of the then issued and outstanding shares of our common stock following such conversion and/or exercise. For Elliott Associates, L.P. and Westgate International, L.P., the percentage limitation is 9.9%. Prior to April 30, 2000, for Alexander Finance, LP the percentage limitation was 4.9%. Alexander Finance, LP waived compliance with such percentage limitation effective April 30, 2000. Each of Elliott Associates, L.P. and Westgate International, L.P. disclaims beneficial ownership of the number of shares listed under the column "Shares Beneficially Owned Prior to Offering" that would result in it beneficially owning shares of our common stock in excess of its percentage limitation, and Alexander Finance, LP disclaims beneficial ownership of the number of shares listed under the column "Shares Beneficially Owned Prior to Offering" that would result in it beneficially owning shares of our common stock in excess of its percentage limitation prior to April 30, 2000.

    The shares listed under the column "Number of Shares Being Offered" represents the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 under the Securities Act of 1933, the registration statements of which this prospectus is a part also cover any additional shares of our Common Stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our Common Stock.

    The information under the heading "Beneficial Ownership After Offering" assumes each selling stockholder sells all of its shares offered pursuant to this prospectus to unaffiliated third parties. Each selling stockholder may sell all, part or none of its shares.

BENEFICIAL OWNERSHIP PRIOR TO OFFERING

Name of Selling Stockholder	Shares Directly Held	Shares Issuable upon Conversion of Notes	Shares Issuable as Interest on the Notes	Shares Issuable upon Exercise of Warrants	Total
Alexander Finance, LP	183,129	27,107,988	3,932,129	1,066,668	32,289,914
Elliott Associates, L.P.	1,700,000	15,655,564	2,383,916	—	19,739,480
Westgate International, L.P.	1,699,999	15,655,560	2,383,915	—	19,739,474

BENEFICIAL OWNERSHIP AFTER OFFERING

Name of Selling Stockholder	Number of Shares Being Offered	Number of Shares	Percent
Alexander Finance, L.P.	32,289,914	0	*
Elliott Associates, L.P.	19,739,480	0	*
Westgate International, L.P.	19,739,474	0	*
TOTAL	71,768,868

*
Less than 1%.

    Messrs. Brodsky and Perlman provide management services to Elliott Associates and Westgate. Mr. Brodsky has served as a director of the Company since November 1999 and was previously a director between June 1998 and March 1999. Mr. Perlman has served as a director of the Company since November 1999. Howard Hoffmann has served as a director of the Company since July 1998. Messrs. Brodsky and Perlman were designated as directors pursuant to the Letter Agreement. Mr. Hoffmann was designated in July 1998, in accordance with the May 1998 Agreement, to be a director of the Company.

    According to a Schedule 13D filed by Elliott Associates, Westgate International, L.P. and Martley International, Inc. with the SEC on April 8, 1999, as amended on April 12, 1999, Martley International, Inc., is the investment manager for Westgate International, L.P. and shares power with Westgate International, L.P. to vote or direct the vote of, and to dispose or direct the disposition of, the shares of our Common Stock owned by Westgate International, L.P. Martley International, Inc. expressly disclaims equitable ownership of, and pecuniary interest in, any of our Common Stock; and Hambledon, Inc. is the sole general partner of Westgate International, L.P.

PLAN OF DISTRIBUTION

    Pursuant to registration rights agreements dated as of May 15, 1998 and March 31, 1999, by and between us and the selling stockholders, we agreed to register for public resale shares of our Common Stock which may in the future be issued to the selling stockholders, or their pledgees, donees, transferees or other successors in interest, upon the conversion of the senior convertible notes, as accrued interest on the notes and/or upon exercise of the warrants. The registration statements of which this prospectus is a part have been filed with the SEC pursuant to the registration rights agreements. We have agreed to use our best efforts to keep each such registration statement effective for a period of four years commencing on the effective date of the applicable registration statement, or a shorter period if all of such shares registered under the applicable registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act prior to the expiration of the four-year period. The aggregate proceeds to the selling stockholders from the sale of shares offered pursuant to this prospectus will be the prices at which such securities are sold, less any commissions. The selling stockholders may choose to not sell any or all of the shares of our Common Stock offered pursuant to this prospectus.

    The senior convertible notes provide that if any one of several enumerated events occurs, including:

  •
  the registration statements of which this prospectus is a part cease to be effective prior to expiration of the above-mentioned effectiveness period;

  •
  failure of the shares to be registered or qualified for sale pursuant to the securities laws of applicable states;

  •
  suspension of trading of our Common Stock on the Nasdaq National Market for more than three consecutive trading days or delisting of our Common Stock from the Nasdaq National Market, unless such delisting is due to our failure to satisfy the net tangible assets or minimum bid price maintenance requirements of the Nasdaq National Market or unless our Common Stock is listed on another national market or exchange within three trading days; and

  •
  suspension of a selling stockholder's rights to convert its notes,

then the conversion price of the senior convertible notes will be decreased by 2.5% for each monthly anniversary of such event until the earlier to occur of the second month anniversary of the event and the curing of such event. After the second month anniversary, each selling stockholder, at its option, may instead receive 2.5% of the outstanding principal of its senior convertible notes for each month thereafter until the applicable event is cured. If the event is not cured by the third month anniversary, each selling stockholder has the option to require us to redeem its senior convertible notes.

    The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may, from time to time, sell all or a portion of the shares of our Common Stock at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholders may offer their shares of our Common Stock at various times in one or more of the following transactions:

  •
  in the over-the counter market;

  •
  on any national securities exchange or market, if any, on which our Common Stock may be listed at the time of sale;

  •
  through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

  •
  in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  through options, swaps or derivatives;

  •
  in privately negotiated transactions;

  •
  in transactions to cover short sales;

  •
  through any other legally permissible method; and

  •
  through a combination of any such methods of sale.

The selling stockholders may also sell their shares of our Common Stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

    The selling stockholders may sell their shares of our Common Stock directly to purchasers or may use brokers, dealers, underwriters or agents to sell such shares. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from a selling stockholder or, if any such broker-dealer acts as agent for the purchaser of such shares, from a purchaser in amounts to be negotiated. Such compensation may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.

    The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of their shares of our Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of such shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver their shares of our Common Stock in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of such shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell such pledged shares from time to time.

    We are required to pay all fees and expenses incident to the registration of the shares of our Common Stock, including fees and disbursements, not to exceed an aggregate of $5,000, of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We have advised the selling stockholders that during such time as they may be engaged in a distribution of the shares of our Common Stock, they are required to comply with the anti-manipulative provisions of Regulation M under the Securities Exchange Act.

DESCRIPTION OF OFFERED SECURITIES

GENERAL

    Our authorized capital stock consists of 250,000,000 shares of Common Stock and 300,000 shares of preferred stock. As of September 1, 2000 there were 34,367,383 shares of our Common Stock and no shares of our preferred stock outstanding. The number of common shares outstanding does not include shares to be issued pursuant to the SSI transaction.

COMMON STOCK

    Holders of our Common Stock will be entitled to one vote per share on all matters submitted to a vote of stockholders. However, the outstanding senior convertible notes held by the selling stockholders contain provisions which allow the selling stockholders to significantly influence most matters which would require stockholder approval, including many change of control transactions.

    The interests of the holders of the senior convertible notes could conflict with the interests of holders of our Common Stock.

    Subject to the rights of holders of any outstanding shares of our preferred stock, the holders of outstanding shares of our Common Stock will be entitled to the dividends and other distributions as may be declared from time to time by our Board of Directors from legally available funds. Holders of our Common Stock do not have preemptive, subscription, redemption or conversion rights. Subject to the rights of holders of any shares of our outstanding preferred stock, upon our liquidation, dissolution or winding up and after payment of all prior claims, the holders of shares of our Common Stock outstanding at that time will be entitled to receive pro rata all of our assets. All shares of our Common Stock currently outstanding are, and all shares of our Common Stock offered in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Our Board of Directors, without further stockholder approval, may issue our preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board of Directors may authorize the issuance of our preferred stock which ranks senior to our Common Stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board of Directors can fix limitations and restrictions, if any, upon the payment of dividends on our Common Stock to be effective while any shares of our preferred stock are outstanding. Our Board of Directors, without stockholder approval, can also issue our preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. Our issuance of our preferred stock may delay, defer or prevent a change in our control. We have no present intention to issue shares of our preferred stock.

    We have designated 10,000 shares of our preferred stock as series A junior participating preferred stock in connection with our stockholder rights agreement. As of the date of this prospectus, we have not issued any shares of our series A preferred stock. Please read "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters — Rights Plan" in our Annual Report on Form 10-K accompanying this prospectus for a description of our stockholder rights agreement and the series A preferred stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS

    Our certificate of incorporation and by-laws contain a number of provisions relating to corporate governance and to the rights of stockholders. These provisions include:

  •
  a requirement that stockholder action may be taken only at stockholder meetings and not by written consent;

  •
  notice requirements relating to nominations to our Board of Directors and to the raising of business matters at stockholder meetings;

  •
  a requirement that special meetings of stockholders can only be called by certain of our officers or a majority of our Board of Directors;

  •
  the authority of our Board of Directors to issue series of our preferred stock with such voting rights and other powers as our Board of Directors may determine; and

  •
  the classification of our Board of Directors into three classes, with directors serving for staggered three-year terms.

These provisions may be deemed to have a potential "anti-takeover" effect in that they may delay, defer or prevent a change of our control.

EXPERTS

    Ernst & Young LLP, independent auditors, have audited (i) our financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 3 to the financial statements), and (ii) the financial statements of Spectral Solutions, Inc. as of December 31, 1999 and 1998, and for the year ended December 31, 1999, the period from November 20, 1998 (date of inception) to December 31, 1998, and the cumulative period from November 20, 1998 (date of inception) to December 31, 1999 included in Illinois Superconductor Corporation's Supplement to its 1999 Proxy Statement filed with the Securities and Exchange Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934 as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Spectral Solutions, Inc.'s ability to continue as a going concern as described in Note 3 to the financial statements), which are incorporated by reference in this prospectus. These financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by us in connection with the issuance and distribution of our Common Stock pursuant to the prospectus contained in this registration statement. We will pay all of these expenses. All amounts are estimates except the SEC registration fee.

Approximate Amount
Securities and Exchange Commission registration fee	$52,237
Accountants' fees and expenses	5,000
Legal fees and expenses	20,000
Miscellaneous expenses	1,231

Total	$78,468

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article 9 of our Certificate of Incorporation provides that we shall indemnify our directors to the full extent permitted by the General Corporation Law of the State of Delaware and may indemnify our officers and employees to such extent, except that we shall not be obligated to indemnify any such person (1) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (2) for any amounts paid in settlement of an action indemnified against by us without our prior written consent. We have entered into indemnity agreements with each of our directors and officers. These agreements may require us, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, as the case may be, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification and to obtain directors' and officers' liability insurance if available on reasonable terms.

    In addition, Article 8 of our Certificate of Incorporation provides that a director of ours shall not be personally liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derives an improper personal benefit.

    Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

    The Company has obtained a directors' and officers' liability insurance policy which entitles the Company to be reimbursed for certain indemnity payments it is required or permitted to make to its directors and officers.

    Under a registration rights agreement, we have agreed to indemnify the selling stockholders, and the selling stockholders have agreed to indemnify us and our directors, our officers, and certain control persons against, certain liabilities and expenses incurred in connection with the registration statement, including with respect to their respective obligations under the Securities Act.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description of Exhibits
3.1	Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-3/A, filed with the Securities and Exchange Commission ("SEC") on August 13, 1998, Registration No. 333-56601 (the "August 1998 S-3").
3.2
By-Laws of the Company, incorporated by reference to Exhibit 3.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1, filed with the SEC on October 26, 1993, Registration No. 33-67756 (the "IPO Registration Statement") .
3.3	Certificate of Amendment of Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.3 to the IPO Registration Statement.
3.4
Certificate of Amendment of Certificate of Incorporation of the Company, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3/A, filed with the SEC on July 1, 1999, Registration No. 333-77337.
3.5
Certificate of Amendment of Certificate of Incorporation of the Company filed July 18, 2000, incorporated by reference to the Company's registration statement on Form S-8 filed August 7, 2000 (the August 2000 S-8").
4.1	Specimen stock certificate representing Common Stock, incorporated by reference to Exhibit 4.1 to the IPO Registration Statement.
4.2	Form of Series B Warrants, incorporated by reference to Exhibit 4.2 to the IPO Registration Statement.
4.3	Form of Series C Warrants, incorporated by reference to Exhibit 4.3 to the IPO Registration Statement.
4.4	Form of Representative Warrant, incorporated by reference to Exhibit 4.4 to the IPO Registration Statement.
4.5
Rights Agreement dated as of February 9, 1996 between the Company and LaSalle National Trust, N.A., incorporated by reference to the Exhibit to the Company's Registration Statement on Form 8-A, filed with the SEC on February 12, 1996.
4.6
Convertible Preferred Stock Purchase Agreement dated as of June 6, 1997, by and between the Company and Southbrook International Investments, Ltd., incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3, filed with the SEC on June 23, 1997, Registration No. 333-29797(the "June 1997 S-3").
4.7	Registration Rights Agreement dated as of June 6, 1997, by and between the Company and Southbrook International Investments, Ltd., incorporated by reference to Exhibit 4.5 to the June 1997 S-3.
4.8	Warrant dated June 6, 1997 issued to Southbrook International Investments, Ltd., incorporated by reference to Exhibit 4.5 to the June 1997 S-3.
4.9
Certificate of Designation, Preferences and Rights relating to the Company's Series C Convertible Preferred Stock, incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-3, filed with the SEC on September 22, 1997, Registration No. 333-36089.

4.10
Certificate of Designation, Preferences and Rights relating to the Company's Series G Convertible Preferred Stock, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-3, filed with the SEC on December 8, 1997, Registration No. 333-41731 (the "December 1997 S-3").
4.11
Convertible Preferred Stock Purchase Agreement dated as of October 29, 1997, by and between the Company and Elliott Associates, L.P. and Westgate International, L.P., incorporated by reference to Exhibit 4.9 to the December 1997 S-3.
4.12
Registration Rights Agreement dated as of October 29, 1997, by and between the Company and Elliott Associates, L.P. and Westgate International, L.P., incorporated by reference to Exhibit 4.10 to the December 1997 S-3.
4.13
Agreement dated as of October 29, 1997, by and between the Company and Brown Simpson Strategic Growth Fund, L.P. and Southbrook International Investments, Ltd., incorporated by reference to Exhibit 4.11 to the December 1997 S-3.
4.14	Form of 2% Senior Convertible Note due May 15, 2002, incorporated by reference to Exhibit 4.2 to the August 1998 S-3.
4.15	Form of Warrant dated May 15, 1998, incorporated by reference to Exhibit 4.3 to the August 1998 S-3.
4.16
Securities Purchase Agreement dated as of May 15, 1998, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP, State Farm Mutual Automobile Insurance Company, Spring Point Partners, L.P. and Spring Point Offshore Fund, incorporated by reference to Exhibit 4.5 to the August 1998 S-3.
4.17
Registration Rights Agreement dated as of May 15, 1998, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP, State Farm Mutual Automobile Insurance Company, Spring Point Partners, L.P. and Spring Point Offshore Fund, incorporated by reference to Exhibit 4.6 to the August 1998 S-3.
4.18	Form of 6% Senior Convertible Note due May 15, 2002 incorporated by reference to Exhibit 4.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
4.19	Form of Warrant dated March 31, 1999 incorporated by reference to Exhibit 4.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
4.20
Securities Purchase Agreement dated as of March 31, 1999, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP and State Farm Mutual Automobile Insurance Company, incorporated by reference to Exhibit 4.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
4.21
Registration Rights Agreement dated as of March 31, 1999, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP and State Farm Mutual Automobile Insurance Company, incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
4.22
Amendment to Securities Purchase Agreement dated as of March 31, 1999, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP, State Farm Mutual Automobile Insurance Company, Spring Point Partners, L.P. and Spring Point Offshore Fund, incorporated by reference to Exhibit 4.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

5	Opinion of Sonnenschein Nath & Rosenthal, outside counsel to the Company, as to the legality of the securities being registered (including consent).*
10.1	1993 Amended and Restated Stock Option Plan, as amended, incorporated by reference to Exhibit 4.6 to the August 2000 S-8.
10.2
Form of Amended and Restated Director Indemnification Agreement, incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.
10.3	Third Amended and Restated Registration Rights Agreement dated as of July 14, 1993, as amended, incorporated by reference to Exhibit 10.4 to the IPO Registration Statement.
10.4	Public Law Agreement dated February 2, 1990 between Illinois Department of Commerce and Community Affairs and the Company, incorporated by reference to Exhibit 10.5 to the IPO Registration Statement.
10.5
Public Law Agreement dated December 30, 1991 between Illinois Department of Commerce and Community Affairs and the Company, amended as of June 30, 1992, incorporated by reference to Exhibit 10.6 to the IPO Registration Statement.
10.6	Representative Warrant Agreement, incorporated by reference to Exhibit 10.7 to the IPO Registration Statement.
10.7
Subcontract and Cooperative Development Agreement dated as of June 1, 1993 between American Telephone and Telegraph Company and the Company, incorporated by reference to Exhibit 10.9 to the IPO Registration Statement.
10.8	Intellectual Property Agreement dated as of June 1, 1993 between American Telephone and Telegraph Company and the Company, incorporated by reference to Exhibit 10.10 to the IPO Registration Statement.
10.9	License Agreement dated January 31, 1990 between the Company and Northwestern University, incorporated by reference to Exhibit 10.13 to the IPO Registration Statement.
10.10	License Agreement dated February 2, 1990 between the Company and ARCH Development Corporation, incorporated by reference to Exhibit 10.14 to the IPO Registration Statement.
10.11	License Agreement dated August 9, 1991 between the Company and ARCH Development Corporation, incorporated by reference to Exhibit 10.15 to the IPO Registration Statement.
10.12	License Agreement dated October 11, 1991 between the Company and ARCH Development Corporation, incorporated by reference to Exhibit 10.16 to the IPO Registration Statement.
10.13	Public Law Agreement dated August 18, 1993 between Illinois Department of Commerce and Community Affairs and the Company, incorporated by reference to Exhibit 10.17 to the IPO Registration Statement.
10.14	Form of Officer Indemnification Agreement incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.
10.15
Employment Agreement dated November 9, 1998 between the Company and Dennis Craig incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

10.16
Employment Agreement dated April 12, 1999 between the Company and Amr Abdelmonem, incorporated by reference to the Company's Registration Statement on Form S-2A, filed with the SEC on July 9, 1999, Registration Number 333-77337.
10.17
Single-Tenant Industrial building Lease between Teachers' Retirement System of the State of Illinois, landlord, and Illinois Superconductor Corporation, tenant, dated June 24, 1994, incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ending June 30, 1994.
10.18
Letter Agreement, dated November 5, 1999, by and among the Company and the Investors, incorporated by reference to Exhibit 10(a) to the Company's Current Report on Form 8-K filed with the SEC on November 15, 1999.
10.19
Letter Agreement re Modification of Covenants, dated November 5, 1999, by and among the Company and the Investors, incorporated by reference to Exhibit 10(b) to the Company's Current Report on Form 8-K filed with the SEC on November 15, 1999.
10.20
Security Agreement, dated November 5, 1999, by and among the Company and the Investors, incorporated by reference to Exhibit 10(c) to the Company's Current Report on Form 8-K filed with the SEC on November 15, 1999.
10.21
Letter Agreement dated November 12, 1999, amending the Letter Agreement filed as Exhibit 10.18, incorporated by reference to Exhibit 4.26 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the SEC on May 12, 2000 (the "First Quarter 2000 10-Q").
10.22
Securities Purchase Letter Agreement dated December 28, 1999, by and among the Company, Elliott Associates, Westgate and Alexander, incorporated by reference to Exhibit 4.27 to the First Quarter 2000 10-Q.
10.23
Securities Purchase Letter Agreement dated March 27, 2000, by and among the Company, Elliott Associates, Westgate and Alexander, incorporated by reference to Exhibit 4.28 to the First Quarter 2000 10-Q.
10.24
Agreement and Plan of Merger, dated May 17, 2000 among the Company, SSI Acquisition, Corp., Spectral Solutions, Inc., Russell Scott III, and Certain Other Stockholders of Spectral Solutions, Inc., incorporated by reference to Annex A to the Company's definitive additional proxy materials filed June 9, 2000.
10.25
Escrow Agreement dated August 8, 2000 among the Company, Russell Scott, III, as stockholder representative, and American National Bank and Trust Company, as escrow agent, incorporated by reference to Exhibit 10.25 to the Company's registration statement on Form S-2 filed September 7, 2000, Registration No. 333-45406 (the "September S-2").
10.26	Employment Agreement dated August 2, 2000 between the Company and Richard Herring, incorporated by reference to Exhibit 10.26 to the September S-2.
10.27	Management Services Agreement, dated July 17, 2000, by and between the Company and CTR Ventures, K.K., incorporated by reference to Exhibit 10.27 to the September S-2.
23.1	Consent of Ernst & Young LLP.*

*
Filed herewith.

UNDERTAKINGS

    (a)  The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i)
    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)
    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mt. Prospect, State of Illinois on the 20th day of September, 2000.

ILLINOIS SUPERCONDUCTOR CORPORATION
By:	/s/ GEORGE M. CALHOUN George M. Calhoun Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons on September 20, 2000 in the capacities indicated.

Signature	Title

/s/ GEORGE M. CALHOUN George M. Calhoun	Chief Executive Officer and Director (Principal Executive Officer and Director)
/s/ CHARLES F. WILLES Charles F. Willes	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ MARK D. BRODSKY Mark D. Brodsky	Director
/s/ HOWARD W. HOFFMAN Howard S. Hoffmann	Director
/s/ SAMUEL A. PERLMAN Samuel A. Perlman	Director
/s/ THOMAS L. POWERS Thomas L. Powers	Director
/s/ RICHARD N. HERRING Richard N. Herring	Director

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
RECENT DEVELOPMENTS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
UNDERTAKINGS
SIGNATURES